SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)1

FIRST BANCORP

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

318672102

(CUSIP Number)

Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue, 28th Floor
New York, New York 10153
(212) 310-8000 (Phone)
(212) 310-8007 (Fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 318672102	(Page 2 of 10)

13D
1	NAME OF REPORTING PERSONS
Thomas H. Lee Advisors (Alternative) VI, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER
9,993,582

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
9,993,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
9,993,582

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
4.6% (1)

14	TYPE OF REPORTING PERSON
CO

*See Item 5.

(1)	Calculation based on 215,991,652 shares of Common Stock outstanding as of August 1, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 3 of 10)

13D
1	NAME OF REPORTING PERSONS
Thomas H. Lee (Alternative) Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
5,495,816

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
5,495,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,495,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
2.5% (1)

14	TYPE OF REPORTING PERSON
PN

*See Item 5.

(1)	Calculation based on 215,991,652 shares of Common Stock outstanding as of August 1, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 4 of 10)

13D
1	NAME OF REPORTING PERSONS
Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
3,721,475

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
3,721,475

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
3,721,475

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
1.7% (1)

14	TYPE OF REPORTING PERSON
PN

*See Item 5.

(1)	Calculation based on 215,991,652 shares of Common Stock outstanding as of August 1, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 5 of 10)

13D
1	NAME OF REPORTING PERSONS
Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
650,067

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
650,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
650,067

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
0.3% (1)

14	TYPE OF REPORTING PERSON
PN

*See Item 5.

(1)	Calculation based on 215,991,652 shares of Common Stock outstanding as of August 1, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 6 of 10)

13D
1	NAME OF REPORTING PERSONS
THL FBC Equity Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
126,224

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
126,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
126,224

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
0.1% (1)

14	TYPE OF REPORTING PERSON
PN

*See Item 5.

(1)	Calculation based on 215,991,652 shares of Common Stock outstanding as of August 1, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 7 of 10)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on October 17, 2011 as amended (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

At the closing on August 7, 2017, the Funds sold 10,000,000 shares of Common Stock in the aggregate, at a price of $5.655 per share (after deduction for underwriter discount), in an underwritten public offering (as follows: 126,305 shares sold by FBC Fund; 5,499,346 shares sold by Fund VI; 3,723,865 shares sold by Parallel Fund VI; and 650,484 shares sold by DT Fund VI).

Item 5.	Interest in Securities of the Company.

Items 5 (a)-(c) and (e) are supplemented as follows:

(a)-(b)

As of August 7, 2017, THL collectively owns 9,993,582 shares of Common Stock (or 4.6% of the Common Stock outstanding).

By virtue of the relationship among the THL Reporting Persons described herein, the THL Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the THL Reporting Persons expressly disclaims the existence of such beneficial ownership.

Fund VI may be deemed to beneficially own 5,495,816 shares of Common Stock (or 2.5% of the Common Stock outstanding).

Parallel Fund VI may be deemed to beneficially own 3,721,475 shares of Common Stock (or 1.7% of the Common Stock outstanding).

DT Fund VI may be deemed to beneficially own 650,067 shares of Common Stock (or 0.3% of the Common Stock outstanding).

FBC Fund may be deemed to beneficially own 126,224 shares of Common Stock (or 0.1% of the Common Stock outstanding).

Advisors VI, as the general partner of THL Advisors (Alternative) VI, L.P., the general partner of the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 9,993,582 shares (or 4.6% of the Common Stock outstanding).

CUSIP No. Common Stock – 318672102	(Page 8 of 10)

The foregoing percentages are based upon 215,991,652 shares of Common Stock outstanding as of August 1, 2017 as reported in the prospectus supplement filed by the Company with the Securities and Exchange Commission on August 4, 2017 (the “Prospectus Supplement”).

(c)

During the last 60 days, through and including the date of filing of this Amendment No. 4, no transactions were effected in the Common Stock by the Reporting Persons except as set forth in Item 4 of this Amendment No. 4, which is incorporated herein by reference.

(e)

As of August 7, 2017, the THL Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection each of the underwritten sales of Common Stock described in Item 4 of this Amendment No. 4, the Reporting Persons agreed in the underwriting agreement to customary restrictions on sales of securities (a lock-up) for specified period of time following such underwritten sale.  The underwriting agreement is filed as Exhibit 4 hereto.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT 4

Underwriting Agreement, dated August 2, 2017, by and among the Company, the Reporting Persons, certain other selling stockholders, and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by First BanCorp. with the Securities and Exchange Commission on August 4, 2017).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 9, 2017

THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, LTD.

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) PARALLEL FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

Signature Page to 13D

THOMAS H. LEE (ALTERNATIVE) PARALLEL (DT) FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THL FBC EQUITY INVESTORS, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

Signature Page to 13D